GOLDEN BEAR CERAMICS COMPANY

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.goldenbear.com

March 8, 2007

 GOLDEN BEAR CERAMICS COMPANY TO EXHIBIT 100% GREEN STONE TILE

AT THE GREEN CALIFORNIA SUMMIT AND EXPOSITION

Golden Bear Ceramics Company (“Golden Bear”), a subsidiary of Emgold Mining Corporation (EMR-TSX Venture), will be exhibiting its stone tile, manufactured from 100% waste material ~~,~~ at the Green California Summit and Exposition on March 13th and 14th at the Sacramento Convention Center, Booth 311.  This unique conference and exhibition was created to support state and government efforts to implement green services, products and solutions.  Access to the exhibit hall and attendance at the keynote speaker presentations are FREE for the public, along with a number of workshops and seminars.  For more information about the conference please visit the conference website: www.green-technology.org/gcsummit.

As an exhibitor, Golden Bear will introduce its high quality 100% “green” stone building products manufactured using the Ceramext™ technology, including floor and wall tiles as well as roofing tiles, to State and Federal agencies, architects, designers, developers and builders who specialize in green building projects or who intend to incorporate green products into future projects.  Golden Bear’s intent is to introduce its products to key decision makers early in the project planning process, in order to have its unique building products specified in future green building projects.

Golden Bear has made significant advances in the Ceramext™ technology in the past year, dramatically improving the quality and marketability of its products as well as building a successfully operating pilot scale plant.  High quality polished floor tiles have been made for a showcase installation in Auburn, California as well as for display to potential distributors.  The tiles were made with waste from a large aggregate producer in California.  In addition Golden Bear has successfully produced tiles from other waste materials including fly ash, volcanic tuff, mine tailings and a wide range of other industrial wastes.  These different materials have also been blended to create different colors and textures.

Along with the floor and wall tile markets, Golden Bear has also targeted the roofing market.  The current market for ceramic roofing tile is approximately USD$100 million per year out of the USD$8.9 billion annual roofing materials market in the United States.  A key driver of this market is the introduction of "Cool Roof" technology.  Cool Roof technology is the application of reflective coatings to roof tile surfaces.  The increased roof reflectance results in lower interior temperatures and air conditioning demands placed on the electrical power grid.  In 2008 it is expected that the State of California will introduce Title 24, a statewide initiative that will mandate the use of Cool Roof technology.  Given that Golden Bear's roof tile is made from 100% waste material, its combination with Cool Roof technology enhances Golden Bear's potential as a supplier of 100% green roofing products.

Golden Bear’s parent, Emgold Mining Corporation (“Emgold”), is currently pursuing a corporate restructuring that would result in the effective separation of the Golden Bear ceramics business from the gold exploration and development business of Emgold.  As an independent company, Golden Bear would then undertake to secure the additional financing required to further develop and complete the commercialization of the Ceramext™ technology.  This would include the continued operation of the existing pilot plant and further product development and research and development work , building and operating a new demonstration plant to increase tile size and throughput , conducting further marketing studies, and introducing our high quality building products to a broad range of distribution companies, architects, designers, developers and builders who specialize in green building projects.

For more information about Golden Bear Ceramics Company, please visit the Company’s website: www.goldenbearceramics.com.

William J. (Bill) Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Michael O'Connor, Manager, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review Emgold Mining Corporation’s filings that are available at www.sedar.com or its website at www.emgold.com.